U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2007	Commission File Number: 1-8481
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-               .
Notwithstanding any reference to BCE’s website on the World Wide Web in the documents attached hereto, the information contained in BCE’s website or any other site on the World Wide Web referred to in BCE’s website is not a part of this Form 6-K and, therefore, is not filed with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.

By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer

Date: March 14, 2007

Bell
2007 Business Update

2	Letters to Shareholders
	2	Chair of the Board
	4	Chief Executive Officer

8	Customer Experience
	8	A Turning Point in our Progress
	11	Customer Relationship: A Passion for Results
	16	Enhancing our Networks
	20	Products that Empower our Customers
	23	A Strong and Resilient Company

24	Corporate Responsibility
	24	Sustainable Value Creation

28	Financial and Operational Highlights

Letters to Shareholders
Dear Fellow Shareholders,
In a few months, we will no longer be BCE, we will be Bell. That change is more than symbolic – much work was required to get us here.
Five years ago, BCE was faced with some difficult decisions. Its balance sheet was compromised, it had interests in lines of business that were struggling and it was not positioned to reward shareholders. Faced with these stark realities, the management team developed a plan to focus the company on its telecommunications roots and to exit those businesses not strategically associated with Bell. The plan was a marked departure from the previous two decades when BCE had tried to create value through diversification. That strategy was not successful, probably best evidenced by no increase in our dividend for over a decade, between 1995 and 2005.
Determined to reverse this trend, the Board actively endorsed management’s plan to focus on Bell. We carefully exited various lines of business, taking the time required to enhance value for shareholders. And our investing activities were directed towards building a new Bell Canada equipped to compete effectively in the national marketplace. Today, this redirection is largely complete and shareholders will be asked at the Annual General Meeting in June to vote to rename the company Bell Canada. BCE will be relegated to the history books.
What does this process of concentrating on Bell mean for shareholders?
As you will see from Michael Sabia’s letter which follows, management has gotten this company back on the telecommunications track. It is committed to serving customers better than anyone else in order to differentiate itself in the marketplace, and ultimately to create and increase shareholder value through that better service.
The progress achieved to date has not been easy – it has been difficult and hard fought.
Consider, for example, that we have been competing for many years now essentially with one hand tied behind our back. The regulatory guidelines under which we were forced to operate were punitive to the company, sorely outdated and bore no relation to the actual realities of the competitive marketplace. Certainly the vast majority of our competitors never faced this sort of challenge and, in fact, the regulatory restrictions on Bell became their competitive advantage.
The regulator wrongly assumed that since Bell was the longest-standing player, we had inherent advantages. While longevity can have its benefits, in this case it presented us with the real challenge of managing pressures in our legacy business while we transitioned to new and technologically advanced high-growth services. An upstart competitor offering voice over Internet (VoIP) or a pure wireless play do not have such issues to manage.
So even as we worked to refocus the business to ensure we delivered returns to our shareholders, regulatory restrictions hampered us from effectively competing in the marketplace and creating shareholder value.
2       Bell 2007 Business Update

Simply put, because of rapid technological development, the industry had changed at a very rapid pace. And the regulatory and policy frameworks had not kept pace with that change. This imbalance between regulation and technology was hurting our business. So we took a leadership role in pressing for action. We presented a clear picture to policymakers of how the current system actually harmed consumers and the industry in general. And we developed a reasoned proposal on changes to update the regulatory framework. We expect these positive changes will be implemented soon.
The past five years have also seen many accomplishments at the board level in terms of corporate governance and transparency. Our approach has been pragmatic and we set out from Day One to make it a way of life for the company. We established a completely independent Board of Directors with four committees, all chaired by experts in each field. The CEO of the corporation is the only management representative on the Board and is not a voting member of any committee. We formally articulated what the Board expects of its directors by adopting a Statement of Corporate Governance Principles and Guidelines. We restructured director compensation to more fully align their interests with shareowners. And we strengthened shareholder voting rights. Votes at shareholder meetings are now by ballot, not by a show of hands, and directors are elected individually rather than by slate.
We are also very proud of the leadership shown by the company and its employees in the area of Corporate Responsibility and these efforts are highlighted later in this document. As a major Canadian corporation, Bell has a responsibility to its stakeholders – to the many communities and constituencies it serves. Bell actively supports programs that range from national to local community investment and from charitable giving to environmental conservation.
Today, having the experience of almost five decades in business and five years as Chair of this Canadian icon of a company, it is my judgement that Bell is in very capable hands. The Chief Executive and the management team he has built are outstanding – well tempered by the events of the past few years. In addition, the dedication of its employees, the power of its brand and the scope of its networks and products further ensure the solid growth of Bell Canada for many years to come.
Richard J. Currie, O.C.
Chair of the Board
Bell 2007 Business Update       3

Letters to Shareholders
Dear Fellow Shareholders,
You may already have noticed something different about this Business Update. For the first time in almost 25 years, the name on the cover is Bell, not BCE. This underlines the commitment we made to return your company to its roots and to concentrate our efforts to create value in the business we know best: communications.
In the past year, we have continued to execute on that plan, simplifying our corporate structure; selling CGI and Telesat and substantially restructuring our partnership with Bell Globemedia.
We have invested more than $2.5 billion in our broadband networks over the past few years, expanding their reach, ensuring consistently higher speeds and positioning us to deliver next-generation services even more reliably – from sophisticated
e-commerce solutions for business to full-length movies downloaded to a mobile phone.
Today, our state of the art high-speed mobile data network reaches more than half the country’s population. And our enhanced broadband capacity, which offers speeds of 10 to 16 megabits per second, already reaches over one million homes. By 2010, it will be available to some five million homes, greatly increasing their access to a growing array of broadband services.
In an industry as competitive as telecom, execution is the sine qua non of success. That’s why we’ve bolstered our executive capabilities with acknowledged industry leaders. We are working every day to foster a company-wide high-performance culture. Honing the management skills of mid-level managers who are the hub of leadership in the company; training every employee to deliver consistently improving service standards; bringing together teams from across the company to find better ways to operate. We have made progress. We know that we have far more to do.
And, to ensure that more of our revenues contribute directly to the bottom line, we have reset the cost structure of the company. By fixing inefficient processes, eliminating duplication and finding ways to spend less on the goods and services we buy, we’ve realized more than $1.6 billion in savings since 2004, an unprecedented $724 million last year alone.
This discipline has enabled us to maintain our operating earnings margins at 42%, despite facing some of the most aggressive competition we have ever confronted, in every line of our business. Making us one of the very few telecom companies in the world to do so in the face of the first wave of cable telephony.
4       Bell 2007 Business Update

New Bell Built on New Services
In short, the last three years have been defined by step-by-step progress to put in place the building blocks of a new Bell, one built on growth services – wireless, video, the Internet and a new generation of IP-based business services.
By the fourth quarter of 2006, we reached a tipping point. For the first time, our growth services generated more revenues than our traditional portfolio. Signalling a shift in the kind of company we are becoming. Demonstrating the profile of the new Bell.
The message for our customers, our investors and our employees is simple: Bell is building a business for the digital age. With products and services that deliver steady, meaningful growth now and into the future.
As a result, your company is well placed not simply to compete, but to win – consistently.
The Path Ahead: Customer Experience
Yes, we have made progress. The task now is to capitalize on the building blocks we have put in place, play to our strengths and differentiate ourselves in an intensely competitive environment, where there are no more monopolies, no more incumbents.
How? Many ways, but in the end they all come down to one thing: provide an unrivalled customer experience. Going forward, while we will continue to strengthen our cost base and to expand bandwith to carry new generations of services, it is the quality of the customer experience in using these services and in interacting with us that will differentiate Bell in the marketplace. As we enter a new chapter in our plan for Bell, customer experience takes centre stage. This will be the centrepiece of our commercial strategy. A strategy that will deliver returns for shareholders because of the experience we deliver to our customers.
Later in this Update, you’ll read more about the customer experience and how we’re going to deliver it. Consider three elements upfront.
First, customer experience is about improving the relationships or the “touch points” with our clients. Every time a customer touches Bell – through an advertisement, in a phone call with an employee, in our stores – it is a moment of truth. It must become a moment of trust – trust that they are being listened to, that their problems will be understood and solved, that their expectations – their aspirations – will be met. Because these moments are moments of decision: for a particular transaction and every transaction to follow.
Bell 2007 Business Update       5

Letters to Shareholders
So we have concentrated – and will continue to concentrate – on these moments of truth. In 2006, for example, our technicians reduced by 20% the number of missed repair appointments. And our call centre representatives resolved the issues of more clients on the first call – about 300,000 more than a year ago. For customers who have more than one Bell product, we set up a special help desk – and 95% of the time, their issues are taken care of on the first call. That said, in some areas our service levels are not what they should be. So, more to do, but real progress.
Second, customer experience is about helping clients get their jobs done more efficiently by supplying them superior products and services, better answers and richer solutions. Whether it’s acting as their “virtual chief information officer” to handle their IT needs; integrating a variety of ICT services such as network management and security; or offering IPTV, the next generation of on-demand, in-home television entertainment, Bell is providing practical answers to meet our customers’ needs.
One of our priorities in 2006 was to simplify for our customers the sometimes complicated task of moving. We put together a team to streamline our processes to make it as easy as possible for our customers to get their Bell services to move with them – when they want them. And it worked. Tens of thousands of household moves. The vast majority, real successes. At most, a handful of issues. And perhaps what is most important, very quick fixes to make those right.
Focus was also one of the main reasons we created Bell Aliant in 2006 – to put in place a team dedicated to the unique needs of regional customers. Building on Aliant’s proven expertise at serving geographically dispersed customers, Bell Aliant has the scale and reach to ensure customers in lower density areas from the Atlantic Ocean to the Manitoba border benefit from the latest high-quality infrastructure, products and services.
Third, our customer experience must bring demonstrable value to our clients. This is critical. We’re all customers and we know that we are willing to pay only for what we perceive as valuable, innovative and reliable.
How does Bell create value for our customers? By providing more high-definition television programming through Bell ExpressVu. Or Bell Home Monitoring – a first-in-Canada service that leverages the power of wireless and Internet technologies to enable customers to monitor the status of their home, their possessions, even their loved ones.
There are many, many more examples. The point is, when we provide that kind of value, we generate loyalty. And loyalty is the key to building growth, step-by-step.
But loyalty is not given carte blanche. We understand that it is no more than the opportunity to continue to serve these customers, the chance to offer other, better products and services. Building even more trust. Earning even greater loyalty. And more opportunities to serve. Day by day. Touch point by touch point.
6       Bell 2007 Business Update

The Cornerstone of our Business Proposition
As we work to deliver a truly outstanding customer experience we will not only improve the relationship with our customers, we will build an enduring competitive advantage in the marketplace – an advantage that forms the cornerstone of our value proposition to investors.
Over the past few years, we have put in place the foundations of a very different business model. Five years ago, revenues from growth businesses accounted for just 30% of Bell’s total. Last year, they hit 51%. By 2009, they are expected to reach 70%.
Combine these foundations with an improving customer experience and Bell is well positioned to deliver improving revenue and EBITDA growth and greater cash flow. And for that reason, we made a decision, without precedent in the history of your company, to distribute 70-75% of earnings per share to shareholders. Aligning dividend increases with increases in our earnings. This is a fundamentally different approach than what has been done over the past 25 years. An approach that signals our confidence in a new business model. In your company’s future.
In 2006, our efforts across the business generated total shareholder returns of 18.2%. To surface additional shareholder value, we bought back $1.2 billion in shares, with a further 5% buyback planned for 2007. And given our confidence in our ability to step up the trajectory of our operations and financial performance, we also increased the dividend by 11%, effective in the first quarter of 2007.
The hard work of recent years has created the structure and the capabilities we need to succeed, the conditions necessary to win. To these we add another essential quality: relentless determination. An unwavering resolve, day in and day out, to execute our plan. To exceed the expectations of our customers. And to deliver steadily growing value to our shareholders.
Michael J. Sabia
Chief Executive Officer
Bell 2007 Business Update       7

Customer Experience
A Turning Point in our Progress
Growth Revenues as % of Total:

* Estimated. In 2007, Bell will report the revenue ratio excluding Bell Aliant.
Our business achieved a critical milestone in 2006. For the first time, revenues from our growth business exceeded revenues from our legacy business. A significant achievement for Bell. Proof that we continue to make progress in rebuilding the revenue-generation engine of our business, positioning Bell for the future.
We are building a new business model based on the potential of our growth services: wireless, high-speed Internet, video and ICT (information, communications and technology) solutions.
Reaching this point in our progress has been a challenge. It took focus and determination. Our continuing efforts center on three strategic pillars: the expansion of our broadband networks, the development of next-generation services and the improvement of our customer service.
Cost Savings (in $ millions)
Aligned with these pillars, we are making significant strategic investments in our networks and in new technologies to expand the reach and power of our next-generation growth services. We continue to reset our cost structure, having already reduced costs by $1.6 billion through an ambitious strategy to cut both our operating and supply chain expenses. We essentially dismantled processes – the detailed and complex ways through which we have operated for decades – and rebuilt them. And we are using these new, simpler processes to improve our service to customers. All in pursuit of our goal to simplify and unify the company with one brand and one face to the customer: Bell Canada.
Last year in this document we talked about “building the new Bell” as we re-shaped the company for leadership in the communications industry. We have made significant progress in creating a company with exceptional reach and an unparalleled array of advanced communications products.
The “new Bell” is fast becoming reality. And we will continue to work hard to make that happen.
8       Bell 2007 Business Update

Customer Experience as Value Creator
Throughout this evolution, we have kept a clear focus on customer service. Given the work accomplished so far, we’re in a position to greatly accelerate our efforts to enhance what we call the “customer experience.” Delivering an exceptional customer experience is fundamental to every aspect of Bell’s future. It is key to our business strategy and is the foundation of our brand.
Bell has 28 million customer connections, more than any other communication provider in Canada.
Why? Because it directly relates to our ability to create value for our customers and therefore value in our business. An exceptional customer experience creates loyalty. And customer loyalty provides us the opportunity to meet more of our customers’ needs. It lets us increase the volume of business they trust us with and add to the number of households which subscribe to two or more of our products. Securing these “multi-product households” is critical both in terms of revenue and in building long-lasting relationships with high-value customers.
As revenues from these relationships grow, so does our ultimate ability to reward our shareholders through increases in our dividend. So in the end, the customer experience is about increasing the value of our business for our shareholders.
Customer experience is also the means by which we will differentiate Bell in the competitive marketplace. We have more customers and greater network reach than any of our competitors. In an environment where technology has blurred the major differences between various suppliers, customer experience becomes the one platform that allows us to rise above our competitors.
And we are determined to do just that.
Bell 2007 Business Update       9

Customer Experience
Customer Experience Defined
What is the customer experience? For us the customer experience is defined by each and every point at which we interact with our customers. The knowledgeable and attentive professional the customer reaches in our Call Centre. The courteous and efficient Bell technician who knocks on the customer’s door – as scheduled – to install or repair a service. How customers are greeted and treated when they walk into a Bell retail outlet that is dynamic and user-friendly. The positioning, pricing and promotion of our products that provide value to our customers. Customer experience even extends to how we are perceived in the communities we serve and whether we are seen to be present, involved and committed.
In 2007, Bell will invest $60 million in its distribution channels, including expanding and refurbishing its chain of retail stores.
There are three basic elements within our business that have direct impact on customer experience. The first, and by far the most powerful, is the relationship that exists between our customers and our employees. The second are the networks and processes through which we deliver our service. And the third element is the actual products and services which end up in our customers’ hands, their TVs, their wireless devices and computer screens.
In essence, customer experience is all those attributes which form a picture, a perception, of our company in the customer’s mind: the meaning of our brand to them.
10       Bell 2007 Business Update

Customer Relationship: A Passion for Results
In 2006, Bell customer service reps resolved 300,000 more customer issues on the first call than in the previous year.
Now, more than at any other time in our history, service is what will define our success as we move forward. Because of that we are actively addressing those areas of our business where our service performance does not meet customer expectations. Employees at all levels and in all types of jobs are being provided the skills and tools they need to help improve service for our customers and directly enhance the customer experience.
Bell is empowering its employees through training programs aimed at developing a new mindset. Last year for example, we introduced a new training program for employees who interact with customers. The program gives employees a consistent foundation on which to define and act upon the customer experience. It lays out a common philosophy, language and approach to providing service excellence. More than 15,000 employees have taken this specialized training.
Employees Taking Action
SatisfACTION
Our employees are a powerful tactical weapon in helping our customers resolve service problems. Bell’s SatisfACTION program is a new tool which encourages employees to act to improve customer satisfaction. Employees with friends or family who have service issues can outline the problem to the SatisfACTION team via a special web site. The SatisfACTION Team will contact the customer within 24 hours. In 2006, some 6,300 customer issues were brought to the SatisfACTION team for quick resolution. Employees say the program makes them feel truly empowered knowing they can play a direct role in resolving service issues.
True Blue
Bell employees Mark Samuel Weiser and Scott Beacom used their own personal time to develop the “True Blue” campaign, essentially a “badge of honour” for employees using only Bell’s services. They believe that employees familiar with Bell’s products make better ambassadors – and sales people – when talking with family, friends and customers. The program has become a defining aspect of the new culture emerging within Bell. And Mark’s new full-time job is managing the countrywide rollout of True Blue to increase revenues and employee knowledge of our services.
Bell 2007 Business Update       11

Customer Experience
Service as a Product in SMB
When Bonnie Renwick sold a set of communications solutions to a Toronto-based customer it became apparent the customer would need help in managing the implementation – not something Bell would traditionally do for a small company. Bonnie is a service co-ordinator in Bell’s Small and Medium Business group. Determined to help her customer, Bonnie negotiated an hourly fee for her services and managed the implementation. The customer was very pleased with the results. This concept of providing service as a product is being driven in a number of areas in the company and will become central to Bell’s overall service offering. In SMB, a formal proposal process was developed and the service pioneered by Bonnie is now offered to other customers as a standard product.
Percentage of Ontario and Québec Households with Two or More Bell Products
Bell has also sent small teams of its own service specialists into call centres and other groups which interact with customers. Over an eight-week period, these teams identified the behaviours which most influence the quality of the customer experience. Those behaviours are then “taught” to all employees within the group. Some 3,000 employees have taken part in this program and in almost every instance the percentage increase in customer satisfaction has been in the double digits. The program will be accelerated in 2007.
Our Multi-Product Support Centre demonstrates how training can both enhance customer experience and drive new revenues. Employees working in this centre have received extensive training that enables them to serve customers who use our wireline, wireless, video and high-speed Internet services. Whatever the issue, these reps have access to 30 different applications that empower them to provide a one-stop, “the buck stops here,” no-transfer customer experience. And by delivering service excellence, they build a relationship that allows them to offer new services that bring additional value to the customer.
These multi-product experts also hold e-chats live with customers who are surfing bell.ca. They interact with customers to determine if they require additional product information or assistance in on-line buying. In the fourth quarter of 2006 alone they conducted 80,000 e-chats and contributed to more than 7,500 sales. During the same period, First Call Resolution in the Multi-Product Support Centre was 95%.
12       Bell 2007 Business Update

Bell technicians meet customers more than 2.5 million times every year, giving them the opportunity to provide personalized service excellence and promote our products and services.
On the same note, refining the skills of our technicians who meet with customers in their homes and offices is also helping enhance the customer experience. These encounters offer invaluable opportunities to please and impress our customers. With this in mind, nearly 7,000 Bell technicians took specialized training in how to interact professionally with customers, how to respond to service issues and how to deal diplomatically with upset customers. Bell has always ensured its technicians have the necessary technical skills to provide service excellence. Now they are enhancing their customer servicing skills as well.
Our recruiting standards are also being defined by our focus on customer experience. In our Call Centres and retail stores we carefully screen potential recruits for a demonstrated, passionate drive for problem solving. They must have strong technical skills and strong communications skills so they can understand our products and effectively explain them to customers. And, our potential Call Centre employees must have sales “aptitude.” They must be able to recognize opportunities to offer customers new services and upgrades to drive new revenue.
In 2006 the time to repair residential high-speed Internet service improved more than 50%.
In order to substantially improve the customer experience, we are focussing on raising the bar on key service metrics. For example, our ability to resolve a customer’s issue immediately without the need to transfer them elsewhere or make a return call – known as First Call Resolution – must be constantly improved. Other key metrics include the measurement of how long it takes us to repair service – known as Mean Time To Repair – and the number of missed commitments. Improving on these metrics is our priority going forward. They are the yardsticks by which we will monitor and measure our progress in enhancing the customer experience.
Concentrated in the period between May 1 and September 15, Bell handles 1.5 million residential customer moves annually — each an opportunity to expand our relationship with the customer.
The Right Move for our Customers
In 2006, Bell developed and implemented a new way of assisting residential customers who were moving. Front-line representatives in Bell contact centres were given specialized training to make them “move experts.” In addition to greatly improving the efficiency and accuracy of the move process, customers were given peace of mind by receiving an e-mail confirmation from Bell outlining the details of their order within 24 hours of it being placed. Customers who had two or more of Bell’s services were given special treatment including prioritized due dates and an after-move call from Bell to ensure their satisfaction. Ninety-three per cent of these customers said they were satisfied with the service. The program takes what was once merely a “network” event and converts it into an opportunity to further enhance and expand our relationship with the customer.
Bell 2007 Business Update       13

Customer Experience
We are also giving employees tools that provide access to more information and new capabilities as they work to meet customer needs. InfoZone, totally revamped in 2006, is a knowledge management tool for Call Centre staff that provides quick and easy access to information on Bell products and services. OrderMax is a Call Centre sales tool that enables sales reps to order multiple products through a single process. More than 6,000 Bell customer service reps are using the system which greatly simplifies and speeds the ordering process for our customers.
In 2006, the business group met 13,000 more customer commitments than it did in 2005 for new installations of voice service. For voice repair service, it met 19,000 more customer commitments than it did in 2005.
A Winning Formula
Bell made considerable strides this year in improving its record of winning back customers who had left for the competition. In 2006, we won back 76% more customers than we did in 2005, largely because of a lessening of regulatory restrictions we have traditionally faced and the renewed efforts of our Call Centre sales staff. The company believes all restrictions will be eliminated in the near future, allowing us to make further strides winning back customers.
Customer Experience in Business
For our business customers, we are building the sales and service organization around them – effectively serving them on their terms. In doing so, Bell is addressing some of the key issues affecting customer experience.
Large customers served by our Enterprise group are gaining powerful new capabilities through the introduction of ICT services. In this environment, our Enterprise group provides enhanced value and customer experience by simplifying the implementation and management of these complex new ICT services. Customers are guaranteed a “service promise” in line with their needs and regular contact ensures that customer relationships are strengthened.
The Enterprise group serves the communications needs of the largest public and private sector organizations in the country.
Enterprise is also integrating its customer help desk functions. Where before customers had to call different numbers for different service issues, there is now a single number to call for all of their connectivity services. The next step is to integrate our IT services into the same help desk. This one point of contact provides simplicity to customers.
14       Bell 2007 Business Update

A New Solution for ICT
As Canada’s leading provider of ICT services, the Bell Enterprise group recently launched Bell ICT Solutions – a new organization dedicated to helping customers implement and manage ICT services. The new organization integrates a number of ICT capabilities under the same roof and simplifies the manner in which we interact with these customers. Bell ICT Solutions offers a host of services on a fully integrated basis, including network management, outsourcing, storage and backup, security audits and supply chain optimization. Bell ICT Solutions’ 1,700 employees specialize in the complex solutions businesses require to manage and grow their operations.
93% of Enterprise customers use Bell’s On-Line Bill Manager which allows them to manage and analyse billing data, change account details and track the status of orders for new service.
In Bell’s Small and Medium Business (SMB) group, a key area of focus in 2006 has been on improving the customer experience for those customers with advanced communications needs. Bell has moved away from the traditional call centre approach to serving these customers and replaced it with the concept of dedicated teams that combine both sales and service expertise. These teams form a single point of accountability and a single point of contact for each customer. By building these personal relationships, SMB can ensure that each customer’s telecommunications needs are well understood and that Bell’s services are routinely matched to those needs.
611 Repair for SMB Gains New Value
Bell SMB has been testing a new process in its repair operation that is producing some dramatic initial results. Customers typically call the repair group (611) with details of their problem to have their issue settled several hours later. Under the new pilot process, 611 was staffed with specially trained individuals who were given the resources to resolve the issue while the customer was still on the line. Bell’s initial analysis shows the average time to repair problems could be reduced by up to 33%. It demonstrates the value of bringing traditional “back office” knowledge to the “front office” where it can be used to solve customer problems more quickly and more efficiently. The SMB group is now looking at the viability of full rollout.
Bell SMB’s mass market call centre serves 425,000 customers and handles 2.2 million customer calls a year.
Bell 2007 Business Update       15

Customer Experience
Enhancing our Networks
Bell Networks Power Emerging Products
The worlds of broadband and wireless are rapidly expanding, becoming more and more pervasive in our lives. On a daily basis, consumers are being introduced to new devices giving them greater capabilities, flexibility and reach. The one central and common requirement of these new devices? The networks that power them.
Homes Passed with High-Speed Broadband (year end) (in millions)

* Estimated
The Meaning of Speed
Users of Bell’s high-speed wireless service can download one megabyte of information (equivalent of a 500-page novel) in as little as 12 seconds compared to up to 120 seconds over a traditional wireless network.
Users of Sympatico’s Optimax service, which runs over Bell’s FTTN network, can download a typical song in just one second compared to 30 seconds over a traditional high-speed network.
And when it comes to networks our reach is unparalleled. At Bell, we are the facilitators of this emerging era and are at the centre of meeting the requirements of this new generation of devices. This represents an exceptional growth opportunity for us.
But again, it took real work to reach this point. Three years ago we undertook a major initiative in the company to simplify our networks and the various “processes” through which we provide services to our customers – whether it’s the delivery of a new service or the repair of an existing one.
Simplifying our Processes
Over the course of this project, Bell has reviewed and rebuilt virtually hundreds of processes. Many had multiple steps and as the number of steps increased so too did the risk of problems. So we set about to systematically reduce the number of steps in each of our processes. We also developed new tools to manage fluctuations in our work flow to ensure that at the end of the day our promises made were promises kept.
16       Bell 2007 Business Update

One of the outcomes of this work is “One and Done” – created under the leadership of Montréal executive Pierre Bérard – who maintains it is not as much about process as it is about a cultural mindset. One and Done is predicated on the belief that problem areas must be viewed from “end to end” and that all points of contact within the company must take accountability for resolution, using a co-operative company-wide approach. With One and Done, the problem is solved the first time out, without the need for additional work.
Bell has invested $2.5 billion in its broadband and high-speed wireless networks since 2004.
The One and Done approach is totally centered on the customer’s expectations and how they view their situation. For example, Bell has historically chosen 10 AM as the time new phone service would be available to the customer. Service activation is managed by the network over night. If problems arose, technicians had scant time in which to fix the problem the next morning. Since the 10 AM timeframe had been no more than a tradition, we went back to our customers and asked them what was most important: meeting our commitment or the actual time of the commitment. They overwhelmingly responded they wanted to be assured when their service would be available, as long as it was the same day. Acting on that information, we changed the activation time to 5 PM, dramatically increasing both the number of appointments we met on time and customer satisfaction overall.
In 2006, the time to repair SMB high-speed Internet service improved by nearly 24%.
Priority Service for SMB Customers
High-speed Internet service is critical to our SMB customers who rely on it to run their operations. Through our One and Done program, Bell has rapidly developed a priority service process for SMB customers whose service is interrupted. The process brings together the expertise of several groups within the company in fixing the problem quickly and effectively. The process includes a “time stamp” which when exceeded is flagged for immediate attention and resolution. As a result of this, complaints regarding length of time to repair have been virtually eliminated.
Bell 2007 Business Update       17

Customer Experience
Investing in Our Networks
High-Speed Wireless: Per Cent of Canadians Reached (year end)

* Estimated
We also continue to invest in our networks.
With our program called Fibre To The Node (FTTN), we’re bringing broadband capability into the home over the simple telephone wires that are already there. It is on this network that Bell will deliver its IPTV (Internet Protocol Television) service.
Late last year, Bell began testing its IPTV service with select groups of customers and employees in Montréal and Toronto. The service is a revolutionary breakthrough in the delivery of broadcast programming to mass audiences and demonstrates how Bell’s ability to innovate will drive new growth revenues. Developed in partnership with Microsoft, IPTV will provide an entirely new type of viewer experience. Trial participants are currently evaluating a host of new applications and features that will differentiate Bell’s IPTV service from traditional cable service. This year we continue to prepare for a full service rollout.
With another new technology that provides hyper-fast data and video speeds similar to high-speed Internet on a desktop computer, we are redefining the wireless business and what it can achieve.
High-Speed Internet
Through additional network investments, Bell decreased the number of major high-speed network outages by nearly 12% in 2006. In addition, we also reduced the average duration of these outages by 65%, ensuring the speeds and network availability that Sympatico customers count on.
18       Bell 2007 Business Update

A Sporting Challenge
Bell is a Premier National Partner and exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games.
The Olympic Games present us with new opportunities on a number of levels.
Internally, we’re maximizing our Olympic Games investment by using it to support the change towards a culture of high performance within Bell. We are developing programs associated with the Games to broaden employee commitment to excellence. For example, last year Bell put together a team of high-profile Canadian Olympians and Paralympians under the Bell Champion Program. These athletes have met face-to-face with almost 7,000 employees to tell their personal stories of facing change and adversity. Forty of our Bell executives are also acting as mentors to athletes helping them with transition planning and support.
Externally, the Games are a unique opportunity for Bell, allowing us to showcase our products and communications capabilities not just to Canadians but to billions of people around the world. More importantly, the Games will allow our customers to “live” our athletes’ victories anywhere, anytime, through the new technologies we are creating.
We have made significant progress since we were named official partner a little over two years ago towards creating the first
“all IP” Games.
We are in the process of building a high-capacity, 120-kilometer fibre optic network between Whistler and Vancouver. In addition, Bell will provide connectivity to all 130 venues where Games’ activities will be held, with a total of 15,000 VoIP connections.
In terms of wireless capabilities, Bell will create and manage the network for 7,000 two-way radio connections, plus 9,000 wireless devices including 2,000 Push-To-Talk phones.
Bell is using the Games to help hasten the expansion of its networks in British Columbia where the value of our investments will be felt long after the 2010 Games have ended.
Bell 2007 Business Update       19

Customer Experience
Products that Empower our Customers
We provide value, simplicity and greater control to our customers through the products and services we offer. Whether it’s with their lives or with their businesses, we help customers “get the job done.” And in doing so, we’re driving customer experience in very concrete ways through innovative products that exploit the power of our networks.
In 2006, we created the Bell New Ventures group to leverage our diverse assets and capabilities in wireless, Internet, voice and web-based businesses to create unique products and services.
Sympatico launched “Personal vault”, an on-line storage service available only from Bell to provide back-up and sharing capabilities for customers’ digital files such as photos, music, videos and financial records.
New Product Initiatives
Recently, this group launched a new service called Bell Home Monitoring. The first of its kind in Canada, the service advises the homeowner when unexpected events occur or when expected events don’t happen – like the return of a child home after school. The home monitoring and security service is controlled by the customer through a secure personalized website. The system itself operates on Bell’s wireless network so it can’t be disabled by cutting wires. Through the website, customers can pick and choose the types of services they want – including personal monitoring or the optional use of a round-the-clock monitoring centre. One feature allows customers to receive a video stream from the interior of their home via their personalized website. For mobile customers, photo images of the home’s interior can be sent via e-mail to their cell phone should an alert occur.
In another high-profile product initiative, Bell Mobility recently launched Bell to Bell Calling. For a flat monthly fee, Bell Mobility customers can make and receive unlimited local phone calls from other Bell mobile, residential or business phones without using any of their airtime minutes. With Bell to Bell Calling, we are leveraging the size of our customer base and the reach of our wireline and wireless networks to deliver added value to customers who use both services. It gives us a competitive edge and a powerful tool to further enhance the customer experience.
Sympatico Optimax
Customer demand for Internet bandwidth and reliability is growing rapidly. To meet this need, Bell launched Sympatico Optimax which leverages the company’s fibre optic network. The service offers Internet connections at consistent speeds of either 10 or 16 megabits per second. The service will cater to those with an appetite for the latest in digital entertainment including on-line games, music and video. Sympatico Optimax is currently available in Montréal and Toronto.
20       Bell 2007 Business Update

Text Messaging with Tcare
Exclusive to Bell Mobility, Tcare is the first service in Canada that allows customers to manage their wireless accounts by text messaging right from their handsets. Tcare users can check their account balances, verify their last payment details or add new features to their service. Introduced in late 2005, use of the service has increased dramatically during 2006. By the middle of last year, 30,000 Tcare transactions were processed every month. In February, 2007, that number surpassed 75,000. While Tcare gives customers instant, personal control over their service, it also reduces the number of calls into Bell’s contact centres thus reducing operating costs.
Bell prints and mails 24 million fewer bills annually because of One-Bill.
Bell employees in Vancouver have redefined the meaning of a communications product with their work on the expansion of the Vancouver Convention & Exhibition Centre. It will serve as the international broadcast and media centre for the Vancouver 2010 Olympic and Paralympic Winter Games.
Bell assembled a team of leading experts in communications to help deliver the “centre of the future.” Every location in the new facility will have exceptional broadband capability – both wireline and wireless. To capitalize on the connectivity, Bell is developing “Communications Pods” – compact units that house a full suite of communications services from video conferencing and webcasting to digital signage and broadcasting.
Simplicity through a Single Bill
We would not traditionally think of the monthly bill we send to our customers as a product. But it becomes just that when we simplify and help organize our customers’ lives by providing them with a single monthly bill – when before they received up to three different bills. Six million customers now receive this single monthly bill which provides an easy-to-read, easy-to-understand format along with a single amount to be paid for all services. Customer satisfaction with the new bill has been consistently strong in the 80 to 90% range.
Bell 2007 Business Update       21

Customer Experience
Blurring the Lines between Internet and TV
In 2006, our website bell.ca:
•	Doubled the number of customers who signed on for support

•	Increased visits by 14%

•	Recorded a 180% increase in the number of ExpressVu customers using the website to order programming.
ExpressVu is the leading supplier of high-definition programming in Canada with 50 channels now in service and more to come on-line in 2007.
However, ExpressVu is working to differentiate itself in the market by focussing not just on improving the quality of television service but also on enhancing the television experience altogether. For example, customers who subscribe to Bell’s leading News, Sports and Weather channels can watch programming and at the same time interact with additional web-based content “on demand” on their television screen using their remote. The service is available at no extra charge to subscribers of TSN, CBC NewsWorld, the Weather Network and the French language Canal Météo.
For hockey buffs, Bell has introduced NHL Centre Ice Multi-View. The service puts up to six games on the screen at the same time along with real time score updates.
Service on the Web
More and more of our customers are using our bell.ca website as their primary means of dealing with us. A significant re-design of the site in 2006 gave it new capabilities and functionality. The self care experience for mobile and high-speed Internet customers was totally redesigned with the use of multi-media clips and interactive user guides to help provide answers to frequently asked questions. Today, 800,000 residential customers use bell.ca to view their bills on-line.
Sympatico Portal: A Gateway for Future Services
Bell’s portal, Sympatico.MSN.ca:
•	Reaches 87% of on-line Canadians

•	Has 19 million unique visitors per month

•	Supported more than 150 million video streams in 2006.
In 2006, Bell introduced the Sympatico / MSN Music Store. The service brings together Bell’s popular music download service with MSN’s innovative applications such as Window’s Live Messenger and MSN Spaces. The new service is the safest and easiest way to download, share and listen to music with an ever-expanding selection of titles and top sound quality.
The Sympatico.MSN.ca portal has also become a major conduit for video downloading on the Internet. And the demand is growing dramatically. In January of 2006, half a million Canadians were downloading videos from the Sympatico.MSN.ca site. By December, the number had risen to four million.
That growing reliance on Bell’s web portal by Canadians foreshadows the role it will play in the future. The portal will be Bell’s gateway to the new world of services and opportunities that will be created through the growing exploitation of broadband access and the web. Bell will be able to use the portal to offer innovative and simple services for customers, becoming the customer’s advocate and in the process developing a unique, Bell-branded customer experience.
22       Bell 2007 Business Update

A Strong and Resilient Company
While we regard 2006 as a year of considerable accomplishment, our aspirations for 2007 are greater still. Much remains to be done.
We will continue to drive new revenues by expanding the reach and appeal of our growth services. We will focus on building an unparalleled customer experience and will continuously measure our progress since it is a cornerstone of our business model. At the same time, we will remain vigilant in managing our costs.
Our increased confidence in our ability to generate sustainable profitability and increase cash flows forms the basis of our renewed dividend policy. We are targeting to pay out 70 to 75% of earnings to shareholders.
And as always, we will continue to rely on the dedication and ingenuity of our people to build a strong and resilient company for our customers and our shareholders.
Bell 2007 Business Update       23

Corporate Responsibility
Sustainable Value Creation
Sustainable development. Strong, secure communities. Safe, healthy children.
Top-of-mind issues for Canadians in all walks of life.
Issues that are at the heart of Bell Canada’s commitment to corporate responsibility – a commitment that is integral to everything we do... and how we do it.
We’ve written it down in black and white, in our Sustainability Vision: “to contribute to the well-being of society by enabling responsible economic growth, connecting communities and safeguarding the natural environment.”
And we’ve embedded it in our approach to community investment, focussing on organizations that help children and youth reach their full potential.
It’s a commitment to act. To seek out ways to marry our technology with community needs.
Investing in Children and Youth
Take cyber safety, for instance, especially for young people. Bell is one of the founding sponsors of cybertip.ca, a web portal through which ordinary Canadians can report suspected abuse. As a result of information given to cybertip.ca. to date, 2,000 websites have been shut down, 28 people have been arrested and at least five children have been rescued.
Kids Help Phone is another example. More than one million times a year, children in need contact Kids Help Phone, the country’s only toll-free, 24-hour bilingual phone and web counselling, referral and information service. Bell helped establish the operation’s premier fundraising activity – the Bell Walk for Kids Help Phone. Over the last five years, thousands of dedicated walkers have raised $9 million in 50 communities, making it one of the top 10 fundraising walks in the country.
Bell’s commitment and contribution can be found in children’s hospitals across the country. To cite just one project, Bell is helping to develop an innovative system for the Children’s Hospital of Eastern Ontario in Ottawa that will deliver all critical information about a patient – including current condition and complete medical history – to doctors and nurses at the bedside or anywhere else, enabling treatment to be based on the most up-to-date information possible.
Because strong healthy kids today make for strong community leaders tomorrow.
24       Bell 2007 Business Update

A Better Customer Experience
But Bell’s corporate responsibility goes well beyond that.
By pursuing our sustainability vision, we also create a better experience for our customers. And by doing that, we create profitable growth and generate long-term value for our business and the people who hold a stake in it – returns for investors, stable employment for thousands of employees and a steady stream of opportunities for businesses up and down our supply chain.
It begins with our investment in advanced networks to flawlessly provide unparalleled communications services to Canadian individuals, families and businesses.
It includes our investment in research and development – more than $1.7 billion a year, making Bell the second largest private sector R&D investor in the country.
Everything we develop and sell – from the mobile phone to the most sophisticated information and communications technology solutions – has the power to change how people connect with one another and their world. And the potential to make a tangible difference as Canadians in all walks of life pursue their personal, economic and community objectives, including the fight against climate change.
Our robust networks support advanced medical applications such as telerobotic surgery that has the potential to take specialized medical care to new communities.
Those same networks are critical to Canada’s broader economy and security. They are built to handle any potential disasters – natural or manmade, from ice storms to blackouts and planning for pandemics when people are forced to work offsite. And the same expertise that built those networks is available to customers through our Resiliency portfolio – an end-to-end risk and recovery service to help large organizations get through major crises.
Then there is our Sympatico.MSN.ca web portal and our rapidly expanding broadband networks that spread e-learning to new places, providing more people with more of the information they need to enrich their lives.
Bell Mobility’s services are enabling our customers to have the information they need in their hands wherever they are.
Our electronic commerce solutions help clients be more productive in every sector of the economy. Electronic data exchange, for instance, reduces order errors and saves businesses time and expense.
Bell 2007 Business Update       25

Corporate Responsibility
Promoting Environmental Sustainability
Likewise with teleconferencing and electronic billing which enable businesses across the country to generate productivity savings and, as they do, contribute to the battle against climate change.
Within Bell alone, the impact is measurable. Rather than travelling to meetings, Bell employees’ first choice is to use web and teleconferences – about 300,000 times a year. That avoids the emission of more than 200,000 tonnes of greenhouse gases.
Similarly, more than 20,000 Bell employees are equipped to telework, minimizing the costs and impact of commuting – less pressure on governments to build more roads, less waste of dwindling fuel resources, and up to 11,000 fewer tonnes of emissions a year.
Even simple ways of improving the customer experience can have a powerful impact on sustainability. For example, Bell customers are flocking to the company’s electronic billing option. At the end of 2006, 879,000 clients had signed up for e-billing, almost four times more than a year earlier. They have an easier time managing their accounts. And there’s a happy by-product for the environment: 16.6 million fewer pieces of paper to be mailed every year, 468 fewer tonnes of greenhouse gases emitted and enough energy saved to heat 1,018 households.
We’re driving similar results from our One Bill initiative where six million customers have all their services consolidated on a single bill, three times more than a year earlier.
We expect the same level of corporate responsibility from our suppliers, requiring each of them to be able to conduct business electronically and to demonstrate a commitment to sustainable development.
We also take responsibility for the products we sell. In one initiative to address the growing issue of electronic waste, customers can return used mobile phones to any of 445 Bell locations across the country. Bell ensures the phones are reused or recycled responsibly. In four years, more than 232,000 phones and more than 57 metric tonnes of batteries and accessories have been diverted from landfill. In addition, we have provided mobile phones to 1,800 women in 170 women’s shelters.
26       Bell 2007 Business Update

Rigorous Governance
In defining how we operate, we adhere to solid principles of governance and the highest ethical standards, ensuring we have in place the systems to manage our operations with integrity – and in compliance with stringent reporting requirements such as Sarbanes-Oxley. It is, simply put, how we do business.
In 2006, BCE was identified by GovernanceMetrics International (GMI) as one of only two Canadian companies that have consistently received GMI’s highest rating for corporate governance. The rating system covers board accountability, financial disclosure and internal controls, executive compensation, shareholder rights, ownership base, takeover provisions, corporate behaviour and social responsibility.
We are also active in international sustainability initiatives. For instance, BCE was the first telecommunications company in North America to support the UN Global Compact principles. The Compact brings together businesses, governments and non-governmental organizations to advance a set of core values in the areas of human rights, labour, the environment and anti-corruption. And we are a member of the Dow Jones Sustainability Index, an investment index that recognizes leaders in sustainable development.
Strengthening Communities
And, always, we invest in communities – in numerous ways.
The company stands behind thousands of employees who give generously of their time, talent and money to build stronger communities. In 2006, employees and pensioners made over $1.6 million in charitable gifts and contributed more than 300,000 volunteer hours. In recognition of their volunteer time, Bell provided a further $1.3 million to local charities and sports organizations.
Above and beyond that, Bell invested over $20 million in 2006 in donations and other local initiatives. For in the end, our success as a company – and as a country – will be defined by the sustainability of the communities in which we live and work.
For more information on Bell’s corporate responsibility initiatives, please visit www.bce.ca/en/responsibility/
Bell 2007 Business Update       27

Financial and Operational Highlights
Financial Highlights

	2006	2005	2004

Revenue (in millions)	17,713	17,605	17,009
EBITDA(1)(in millions)	7,329	7,234	7,114
Operating income (in millions)	3,332	3,759	2,654
Net earnings applicable to common shares (in millions)	1,937	1,891	1,523
Net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1) (in millions)	1,676	1,901	1,872
Net earnings per common share	2.25	2.04	1.65
Net earnings per common share before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant(1)	1.95	2.05	2.02
Net debt (in millions)	12,272	12,667	12,175
Net debt to capitalization ratio	44.1%	41.8%	41.8%
Free cash flow(1) (in millions)	708	569	807
Cash from operating activities (in millions)	5,389	5,337	5,268
Capital expenditures (in millions)	3,133	3,357	3,272
Capital intensity	17.7%	19.1%	19.2%

Operational Highlights

	2006	2005	2004

Customer connections (in thousands)
Local telephone	12,056	12,581	12,905
Cellular and personal communications (PCS)	5,873	5,441	4,925
Paging	281	347	427
High-speed Internet access	2,462	2,195	1,808
Dial-up Internet access	511	586	743
Video	1,820	1,727	1,503
Digital equivalent access lines	5,246	5,034	4,335

	28,249	27,911	26,646

Net activations (in thousands)
Cellular and personal communications (PCS)	432	516	513
High-speed Internet access	267	387	350
Video	93	224	116

(1)	EBITDA (earnings before interest, taxes, depreciation and amortization), net earnings before restructuring and other items, net gains on investments, and costs incurred to form Bell Aliant, and free cash flow are non-GAAP financial measures. Refer to the section entitled Non-GAAP Financial Measures in the MD&A contained in the Bell Canada Enterprises 2006 Annual Report for more details concerning such non-GAAP financial measures including a reconciliation to the most comparable GAAP financial measures.
28       Bell 2007 Business Update

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements appearing in this document including, but not limited to, statements concerning expected levels of future dividend distributions, the anticipated implementation of changes to the current regulatory framework including the elimination of winback restrictions, the expected rollout of our IPTV service and deployment of our High Speed broadband and wireless networks, the percentage of total revenues expected to be derived from growth services in the future, our ability to generate sustainable revenue and EBITDA growth and profitability, and increase cash flows, our intention to implement a further 5% share buyback program in 2007, our other plans and strategies, and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this document represent our expectations as of March 7, 2007 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Factors that could cause actual results or events to differ materially from current expectations include, among other things: our ability to implement our strategies and plans in order to produce the expected benefits and growth prospects, including meeting targets for revenues, EBITDA, earnings and free cash flow; the fact that depending on the competitive and technological environment at any given time there can be no guarantee that BCE’s dividend policy (currently set at 70-75% of earnings before net gains (losses) on investments and restructuring costs) will be maintained; the fact that there can be no guarantee that the federal government’s proposed order, announced on December 11, 2006, to vary the CRTC’s decision which established a framework for the forbearance from regulation of local exchange services, and to eliminate winback restrictions, will be issued or that the order will not be amended prior to issuance; general economic and market conditions, and the level of consumer confidence and spending, and the demand for, and prices of, our products and services; the intensity of competitive activity from both traditional and new competitors, including in particular from cable companies, and its resulting impact on the ability to retain existing, and attract new, customers, and on pricing strategies and financial results; the ability to continue to implement our cost reduction initiatives and productivity improvements and contain capital intensity while improving quality of services; the ability to anticipate, and respond to, changes in technology, industry standards and client needs and invest in and migrate to and deploy new technologies and offer new products and services on a timely basis and achieve market acceptance thereof; and the availability and cost of capital required to implement our financing plans (including BCE’s dividend policy and share buyback program) and fund capital and other expenditures including those relating to the rollout of IPTV and the deployment of our High-Speed broadband and wireless networks. Please also refer to our Management’s Discussion and Analysis (MD&A) set out in the Bell Canada Enterprises 2006 Annual Report for a more detailed description of risks and assumptions underlying forward-looking statements made in this document, and in particular to the sections of our MD&A entitled “Assumptions and Risks Underlying Our Forward-Looking Statements”, “Competitive Environment” and “Regulatory Environment”. A copy of the Bell Canada Enterprises 2006 Annual Report is enclosed in this mailing.
BCE’s website has extensive information about the company’s governance practices, community investment and corporate responsibility.
Our 2006 Annual Report is available at www.bce.ca/annualreport

INVESTOR RELATIONS:	COMMUNICATIONS :
E-mail: investor.relations@bce.ca	E-mail: bcecomms@bce.ca
Telephone: 1 800 339-6353	Telephone: 1 888 932-6666
Fax: 514 786-3970	Fax: 514 870-4385
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